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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
           --------------------------------------------------------
                                 SCHEDULE 13G/A
                        Information Statement pursuant to
                              RULE 13d-1 AND 13d-2
                                (Amendment No. 3)
           --------------------------------------------------------

                      HEALTHTRONICS SURGICAL SERVICES, INC.
                      -------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   42222L-10-7
                                   -----------
                                 (CUSIP Number)

           --------------------------------------------------------

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed.

  / / Rule 13d-1(b)
  /x/ Rule 13d-1(c)
  / / Rule 13d-1(d)

                         (Continued on following pages)
                               (Page 1 of 6 Pages)


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                               (Page 2 of 6 Pages)
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1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Argil J. Wheelock

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                         (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:

         United States of America

                5. SOLE VOTING POWER

NUMBER OF       1,627,164 shares, including (i) 129,000 of which are issuable
SHARES          upon the exercise of immediately exercisable stock options
BENEFICIALLY    (ii) 114,000 shares held by reporting person as custodian for
OWNED BY        his children
                ---------------------------------------------------------------

EACH
REPORTING       ---------------------------------------------------------------
PERSON WITH     6. SHARED VOTING POWER

                0
                ---------------------------------------------------------------
                7. SOLE DISPOSITIVE POWER
                1,627,164 shares, including (i) 129,000 of which are issuable upon the exercise of immediately exercisable stock options (ii) 114,000 shares held by reporting person as custodian for his children

                8. SHARED DISPOSITIVE POWER

                0
                ---------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,627,164 shares, including (i) 129,000 of which are issuable upon the exercise of immediately exercisable stock options (ii) 114,000 shares held by reporting person as custodian for his children

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                          [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.6%

12. TYPE OF REPORTING PERSON

         IN


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                               (Page 3 of 6 Pages)
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ITEM 1 (A). NAME OF ISSUER

                  HealthTronics Surgical Services, Inc.


ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1841 West Oak Parkway, Suite A
                  Marietta, GA 30062

ITEM 2 (A). NAME OF PERSON FILING.


                  The reporting person is Argil J. Wheelock.


ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.


                  The principal business address of Argil J. Wheelock is:

                  1841 West Oak Parkway, Suite A, Marietta, GA 30062


ITEM 2 (C). CITIZENSHIP.

            Argil J. Wheelock is a citizen of the United States of America.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES.


                  Common stock, no par value per share.


ITEM 2 (E). CUSIP NUMBER.


                  42222L-10-7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.


ITEM 4. OWNERSHIP.

                  (a) Amount beneficially owned by reporting person as of
                      December 31, 2001:


                      1,627,164 shares


                  (b) Percent of Class:

                      14.6%


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                               (Page 4 of 6 Pages)
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                 (c) Number of shares as to which such person has (see notes):


                     (i)  Sole power to direct the vote:


                             1,627,164 shares  (1), (2)


                     (ii)  Shared power to vote or to direct the vote:


                              0 shares


                     (iii) Sole power to dispose or direct the disposition of:


                              1,627,164 shares  (1), (2)


                     (iv)  Shared power to dispose or direct the disposition of:


                              0 shares


NOTES:

            (1) includes 129,000 shares which are issuable upon the exercise of immediately exercisable stock options

            (2) includes 114,000 shares held by reporting person as custodian for his children

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


                  Not applicable.


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                               (Page 5 of 6 Pages)
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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


ITEM 10. CERTIFICATION.

                  Not applicable.



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                               (Page 6 of 6 Pages)
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                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                2/27/2002
                                                ---------------------------
                                                (Date)


                                                /s/ Argil J. Wheelock
                                                ---------------------------
                                                (Signature)


                                                Argil J. Wheelock
                                                ---------------------------
                                                (Name/Title)